Exhibit 99.1

ASX/Media Release

Immutep announces publication of TACTI-002 abstract

at ESMO’s European Lung Cancer Congress 2022

•	New interim data from TACTI-002 (Part B) evaluating the combination of efti and pembrolizumab in 2nd line, confirmed PD-1/PD-L1 refractory, non-small cell lung cancer (NSCLC) patients

•	Combination continues to be safe and well tolerated, and shows encouraging signs of antitumour activity in this difficult to treat patient population with limited treatment options

•	Overall Response Rate (ORR) of 6% (2/36) and Disease Control Rate (DCR) of 36% (13/36) in the intent to treat population; both partial responses are confirmed and durable

•

Important additional data on safety and efficacy including 6 months Overall Survival (OS), Tumour Growth Kinetics, and details of the confirmed partial responses will be presented in the poster at ELCC

SYDNEY, AUSTRALIA – 24 March 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce that new interim data from 2nd line NSCLC patients (Part B) of its phase II TACTI-002 trial has been published in an abstract today in advance of ESMO’s European Lung Cancer Congress (ELCC) 2022. ELCC 2022 will now be taking place in a virtual only format from 30 March 2022 to 2 April 2022.

Title:	Results of a phase II study investigating eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab in 2nd line PD-1/PD-L1 refractory metastatic non-small cell lung carcinoma pts
Abstract:	Available at
https://www.immutep.com/files/content/investor/presentation/2022/ELCC conference/ELCC 2022_TACTI-002 Part B_Abstract_Final.pdf

The related poster presentation with new and updated data that are not part of the abstract will now be released by ELCC on 29 March 2022 at 12:00 noon, CEST and will subsequently be made available on Immutep’s website at www.immutep.com.

About the TACTI-002 Trial

TACTI-002 (Two ACTive Immunotherapies) is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). The study is evaluating the combination of eftilagimod alpha (efti) with MSD’s KEYTRUDA® (pembrolizumab) in patients with second line head and neck squamous cell carcinoma or non-small cell lung cancer in first and second line.

The trial is a Phase II, Simon’s two-stage, non-comparative, open-label, single-arm, multicentre clinical study that is taking place in study centres across Australia, Europe, and the US.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

Patients participate in one of the following:

•

Part A - first line Non-Small Cell Lung Cancer (NSCLC), PD-X naïve - given the promising results of the first two stages of Part A, an expansion stage with additional patients was commenced in November 2020 to assist with trial design in subsequent late-stage settings

•	Part B - second line NSCLC, PD-X refractory

•	Part C - second line Head and Neck Squamous Cell Carcinoma (HNSCC), PD-X naïve

TACTI-002 is an all-comer study in terms of PD-L1 status, a well-known predictive marker for response to pembrolizumab monotherapy especially in NSCLC and HNSCC.

More information about the trial can be found on Immutep’s website or on ClinicalTrials.gov (Identifier:

NCT03625323).

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889